UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Capital Product Partners L.P.
(Name of Issuer)

Common units, representing limited partner interests
(Title of Class of Securities)

Y11082206
(CUSIP Number)

Alon Bar
Yoda PLC
48 Themistokli
Dervi Athienitis Centennial Building
7th Floor, Office 703 P.C.
Nicosia 1066
Cyprus
+357 22 570 380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Yoda PLC
2	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 12,929,994 Common Units(1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 12,929,994 Common Units(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,929,994 Common Units(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.5%(2)
14	Type of Reporting Person (See Instructions) CO

___________________________________________
Notes:
(1)
“Common Units” refers to the common units issued by Capital Product Partners L.P. (the “Issuer”) representing limited partnership interests of the Issuer. By virtue of his relationship to Yoda PLC, Ioannis Papalekas may be deemed to beneficially own the Common Units acquired by Yoda PLC.

(2)
The percentages reported in this Schedule 13D are calculated using a denominator of 55,039,143 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units), based on information publicly filed by the Issuer.

1	Names of Reporting Persons Ioannis Papalekas
2	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 12,929,994 Common Units(1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 12,929,994 Common Units(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,929,994 Common Units(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.5%(2)
14	Type of Reporting Person (See Instructions) IN

___________________________________________
Notes:
(1)	Represents the number of Common Units that may be deemed to be beneficially owned by Ioannis Papalekas.
(2)
The percentages reported in this Schedule 13D are calculated using a denominator of 55,039,143 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units), based on information publicly filed by the Issuer.

This Amendment No. 2 amends and supplements the disclosures in Items 3 and 4 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on January 3, 2024, as amended by an amendment thereto filed on January 9, 2024, relating to the Common Units. Except as specifically provided herein, the disclosures set forth in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

From January 9, 2024 to January 19, 2024, the Company, through its wholly-owned subsidiaries, Paparebecorp Limited and Ascetico Limited, acquired 526,899 and 449,419 Common Units, respectively, in open-market transactions for aggregate purchase prices of $8,896,030 and $7,987,272, respectively. The source of funds used for these transactions was working capital of the Company.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby deleted and replaced in its entirety as follows:

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The Reporting Persons acquired the Common Units of the Issuer for investment purposes as they believed that such Common Units represented an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, directly or through wholly owned subsidiaries, to acquire additional Common Units, dispose of some or all of the Common Units that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2024

YODA PLC

By:	/s/ Alon Bar
Name:	Alon Bar
Title:	Chief Executive Officer

IOANNIS PAPALEKAS

/s/ Ioannis Papalekas

Annex A

The following table lists the directors and executive officers of Yoda PLC.

Name	Principal Occupation or Employment	Principal Business Address	Citizenship
Alon Bar	Director, Chief Executive Officer of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Israel
Achilleas Dorotheou	Director, Head of Hospitality and Development of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Cyprus
Marios Alexandrou	Director, Head of Operations and Compliance of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Cyprus
Stavros Ioannou	Director, Chief Financial Officer of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Cyprus